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                             December 8, 2022

       Khozema Shipchandler
       Chief Operating Officer (Principal Accounting and Financial Officer) Twilio Inc.
       101 Spear Street, Fifth Floor
       San Francisco, California 94105

                                                        Re: Twilio Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-37806

       Dear Khozema Shipchandler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Results of Operations
       Comparison of the Fiscal Years Ended December 2021, 2020 and 2019, page
66

   1. You state that revenue increased by $1.1 billion or 61% from December 31, 2020 to
                                                        December 31, 2021 due
to "an increase in the usage of our products, particularly our
                                                        Programmable Messaging
products, Programmable Voice products and Email products,
                                                        the adoption of
additional products by our existing customers, the additional A2P fees imposed by certain
carriers and revenue contributions from our acquisitions of Twilio
                                                        Segment, Zipwhip and
other businesses." Please quantify the portion of the increase attributable to each
item mentioned in your disclosure and discuss the underlying reason for the change. Provide
this quantitative disclosure for all line items that materially changed between periods
presented. We refer to guidance in Item 303 of S-K.
   2. We note your disclosure that the primary driver for the decline in growth margin was due your "international
messaging business, the additional A2P fees imposed by certain carriers and an
increase in network service provider fees in certain geographies, which we
 Khozema Shipchandler
Twilio Inc.
December 8, 2022
Page 2
      pass to our customers at cost." Enhance your disclosure to quantify each factor noted.
      Also, it appears that you have both revenue and gross margin information by your different product lines. If so, please include a discussion of gross margin by product lines to help investors understand your business. We refer to guidance in Item 303(b) of S-K.

Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page 84

3. We note from disclosures on pages 90 and 91 that you operate in a single reportable segment and a single reporting unit. Based upon the November 3, 2022 Investor Day presentation you provide on your website, it appears that discrete financial information below the consolidated level is available to and reviewed by management. Please tell us how you considered ASC 280-10-50 in determining your operating and reportable segments and ASC 350-20-35-33 through 35-46 in determining your reporting units. To the extent that you have aggregated multiple operating segments into a single reportable segment, please also tell us your basis for doing so. In addition, please revise to provide the entity-wide disclosures discussed in ASC 280-10-50-40.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Lisa
Etheredge, Senior Staff Accountant, at 202-551-3424 if you have any questions.



                                                            Sincerely,
FirstName LastNameKhozema Shipchandler
                                                            Division of
Corporation Finance
Comapany NameTwilio Inc.
                                                            Office of
Technology
December 8, 2022 Page 2
cc:       Juliana Chen
FirstName LastName